BURBERRY

By Courier to the Mail Room

FILE NO: 82-34691

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20


03050026

4 April 2003

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The attached information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

Pursuant to subparagraph (1)(i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders;

for the quarter ended 31 March 2003.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Burberry is subject to the Exchange Act.

Yours faithfully

Michael Mahony
General Counsel & Secretary

4/16

Enc



Companies House
— for the record —

82-34691

Company Name
BURBERRY GROUP PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3458224
Information extracted from Companies House records on
13th December 2002

Section 1: Company details

Ref: 3458224/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	18-22 Haymarket London SW1Y 4DQ	Address UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code: 7415 Description: Management activities holding comps	SIC CODE / Description _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 3458224

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Michael Neil Copinger MAHONY **Address** 5 Westgrove Lane London SE10 8QP	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Michael Neil Copinger MAHONY ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Philip BOWMAN This is a service address for the beneficiary of a Confidentiality Order. **Address** The Secretariat Department Allied Domecq Plc The Pavilions Bridgewater Road Bedminster Down Bristol BS13 8AR **Date of birth** 14/12/1952 **Nationality** Australian **Occupation** ~~Chairman And Chief Executive~~	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation COMPANY DIRECTOR Date of change __ / __ / ____ Date Philip BOWMAN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Rose Marie BRAVO **Address** 2D Thorney Court Apartments Palace Gate Kensington London W8 5NJ **Date of birth** 13/01/1951 **Nationality** American **Occupation** Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Rose Marie BRAVO ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Michael Edward METCALF **Address** Tanglewood 19 Meadway Esher Surrey KT10 9HG **Date of birth** 10/01/1952 **Nationality** British **Occupation** Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Michael Edward METCALF ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Thomas John O NEILL **Address** 24 Rue Spontini 75016 Paris France **Date of birth** 22/07/1952 **Nationality** American **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Thomas John O NEILL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John Wilfred PEACE **Address** Lanes End High Oakham Road Mansfield Notts NG18 5AJ **Date of birth** 02/03/1949 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Wilfred PEACE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Guy PEYRELONGUE **Address** Apartment 3C Thorney Court, Palace Gate Kensington London W8 5NJ **Date of birth** 01/02/1937 **Nationality** ~~British~~ **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality FRENCH Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Guy PEYRELONGUE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David Alan TYLER **Address** 6 Ernle Road Wimbledon London SW20 0HJ **Date of birth** 23/01/1953 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David Alan TYLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3458224

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.* [CONTINUES BELOW]	**Class of share** Ordinary	Class of share
	Nominal value of each share ~~£1.00~~	Nominal value of each share £0.0005
	Number of shares issued ~~400~~	Number of shares issued 500,000,000
	Aggregate Nominal Value of issued shares ~~£400.00~~	Aggregate Nominal Value of issued shares £250,000
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 400	Total number of shares issued
	Total Nominal value of shares issued £400.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Issued Share Capital (cont'd)

Class of Share: REDEEMABLE PREFERENCE

Nominal Value of each share: £0.0005

Number of shares issued: 1,600,000,000

Aggregate Nominal Value of Issued shares: £800,000

Total shares issued and value

Total number of shares issued: 2,100,000,000

Total Nominal value of shares issued: £1,050,000

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** GUS HOLDINGS LTD		Name				
Address Universal House Devonshire Street Manchester M60 1XA		Address UK Postcode		**Shares transferred by** GUS HOLDINGS LTD		
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	400					__/__/____
						__/__/____

SEE ATTACHED LIST OF MEMBERS ON CD-ROM

Company Number - 3458224

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are sharehold[ers of] the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Number - 3458224



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~/ Secretary)

Date 29 / 01 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *4/1/2003*

If you are making this return up to an earlier date, please give the date here

02 / 01 / 2003

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☑ If you wish to change your next return to a date earlier than **4th January 2004** please give the new date here:

02 / 01 / 2004

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: MR R BHASIN

Telephone number *inc code*: 020 7 9680533

Address: C/O BURBERRY LIMITED
10 ST ALBANS STREET
LONDON

DX number *if applicable*: ______

DX exchange: ______

Postcode: SW1Y 4SQ

82-34691


Companies House
for the record

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03458224

Company Name in full Burberry Group plc

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day Month Year: 1 0 0 7 2 0 0 2

Name *Style / Title: Mr *Honours etc:

Forename(s): John Wilfred

Surname: Peace

† Date of Birth — Day Month Year: 0 2 0 3 1 9 4 9

Change of name *(enter new name)* Forename(s): N/A

Surname: N/A

Change of usual residential address †† *(enter new address)*: Caunton Manor, Manor Road, Caunton

Post town: Newark

County / Region: Nottinghamshire Postcode: NG23 6AD

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section ?3B of the ,ompanies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28.2.03

(~~**director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Mr R Bhasin c/o Burberry Limited
10 St Albans Street, London
SW1Y 4SQ Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

82-34691



Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3458224

Company Name in full Burberry Group plc

	Day	Month	Year		Day	Month	Year
Date of appointment	21	01	2003	†Date of Birth	14	4	1946

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): Caroline ANNE

Surname: Marland

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Ford Hill Farm, Temple Guiting

Post town: Near Cheltenham Postcode: GL54 5XU

County / Region: Gloucestershire Country:

†Nationality: British †Business occupation: Non Exec D

†Other directorships (additional space overleaf): See over

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 21.1.03

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 23.1.03

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Raj Bhasin c/o Burberry Limited
10 St Albans Street, London
SW1Y 4SQ Tel 020 7968 0533
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3458224

† Directors only.

†Other directorships

BANK OF IRELAND
BANK OF IRELAND UK FINANCIAL SERVICES
ARCADIA PLC ~~[illegible]~~ ceased Nov 2000
Gallaher Group PLC (ceased Oct 2002)
Guardian Media Group (retired Dec 2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

82-34691

RNS | The company news service from the London Stock Exchange



Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Board appointment
Released	17:24 22 Jan 2003
Number	PRNUK-2201

22nd January 2003

Burberry Group plc

Board appointment

Burberry Group plc, the international luxury goods group, today announces the appointment of Caroline Marland as a non-executive director.

A former managing director of Guardian Newspapers from 1994 - 2000, Caroline Marland spent over 30 years working in media companies, holding a variety of senior positions. She currently holds non-executive directorships at Bank of Ireland and its UK subsidiary, Bristol & West, and is a main board director of the Institute of Directors. She is a former member of the Competition Commission's newspaper panel, and has previously held non-executive directorships at Gallaher Group, at The Burton Group, and, following its demerger, at The Arcadia Group.

There are no further details that are required to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

Enquiries:

Charlotte Elston	Brunswick	020 7404 5959

END



82-34691

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Full Text Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:36 31 Jan 2003
Number	9189G

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Unknown

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Unknown

11. Date company informed

30 January 2003

12. Total holding following this notification

17,407,807

13. Total percentage holding of issued class following this notification

3.48%

14. Any additional information

Wellington Management Company, LLP acts as discretionary investment manager to various separate accounts that hold beneficial interests in Burberry Group plc.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Michael Mahony - Company Secretary

Date of notification

31 January 2003

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	18:03 28 Feb 2003
Number	1693I

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries, and Mr Edward C. Johnson 3d, a principal shareholder of FMR Corp. and Fidelity International Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
HSBC	FMRCO	14,564,381
Chase Manhattan Bank London	FISL	25,927
Bankers Trust	FPM	346,400
HSBC Client Holdings Nominee (UK) Limited	FPM	205,800

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Unknown

11. Date company informed

27 February 2003

12. Total holding following this notification

15,142,508

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds.

Fidelity International Limited is the parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Michael Mahony - Company Secretary

Date of notification

28 February 2003

END





82-34691

RNS The company news service from the London Stock Exchange



Full Text Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	16:08 13 Mar 2003
Number	7168I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Burberry Group plc

2. Name of director

Caroline Marland

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs C Marland

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

8,000

8. Percentage of issued class

0.0016%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 0.05p each

12. Price per share

£2.27

13. Date of transaction

11.03.03

14. Date company informed

13.03.03

15. Total holding following this notification

8,000

16. Total percentage holding of issued class following this notification

0.0016%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

25. Name and signature of authorised company official responsible for making this notification

Michael Mahony - Company Secretary

Date of Notification

13.03.03

END

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Full Text Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	13:49 28 Mar 2003
Number	3526J

Burberry Group plc ("the Company")

As potential beneficiaries of the holding of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; RoseMarie Bravo, Thomas J. O'Neill and Michael Metcalf ("the Directors") are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

The Company received notification on 27 March 2003 from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the Directors that, on 26 March 2003 it had acquired 500,000 Shares at a price of £2.4491 per Share.

END

